Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Alpha Core Strategies Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$35,000,000.00	(1)	0.01476%	$5,166.00	(2)
Fees Previously Paid	-			-
Total Transaction Valuation	$35,000,000.00	(1)
Total Fees Due for Filing				$5,166.00
Total Fees Previously Paid				-
Total Fee Offsets				-
Net Fee Due				$5,166.00

(1) Calculated as the aggregate maximum purchase price for Common Units.

(2) Calculated at $147.60 per $1,000,000 of the Transaction Valuation.